Exhibit 12.1

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends (dollars in thousands)

	Three Months Ended March 31,	Years Ended December 31,
	2017	2016	2015	2014	2013	2012
Net Income from continuing operations	$2,842	$8,351	$5,340	$3,601	$1,561	$406
Interest expense on deposits	717	2,449	1,772	1,648	1,827	2,494
Interest expense on borrowings	481	1,922	1,576	1,434	1,157	1,065
Interest expense on subordinated debt	321	391	220	212	217	241
Earnings	$4,361	$13,113	$8,908	$6,895	$4,762	$4,206
Fixed charges	$1,519	$4,762	$3,568	$3,294	$3,201	$3,800
Ratio of earnings to fixed charges and preferred stock dividends (including interest expense on deposits)	2.87	2.75	2.50	2.09	1.49	1.11
Earnings excluding interest expense on deposits	$3,644	$10,664	$7,136	$5,247	$2,935	$1,712
Fixed charges excluding interest expense on deposits	$802	$2,313	$1,796	$1,646	$1,374	$1,306
Ratio of earnings to fixed charges and preferred stock dividends (excluding interest expense on deposits)	4.54	4.61	3.97	3.19	2.14	1.31